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              FORM U-12(I)-B (THREE-YEAR STATEMENT)

                SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.

                  Three-Year Period Ending 2003

              FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

(To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement.

  See attached Exhibit A

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph(b) of Rule U-71.

  None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

   National Grid USA Service Company, Inc. and associated companies, including National Grid USA and National Grid Group plc.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

  See attached Exhibit A

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

   See attached Exhibit B

(b) Basis for compensation if other than salary.


6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

  (a) Total amount of routine expenses charged to client:

      See attached Exhibit B

  (b) Itemized list of other expenses:          None



National Grid USA Service Company, Inc.


    s/Edward A. Capomacchio
By:  ___________________________________________
     Edward A. Capomacchio


    s/Jon Carlton
By:  ____________________________________________
     Jon Carlton


  s/John G. Cochrane
By:  ____________________________________________
     John G. Cochrane


  s/Ian Davis
By:____________________________________________
     Ian Davis


  s/Peter G. Flynn
By: ______________________________________________
   Peter G. Flynn


By:s/Tony Hill
   ______________________________________________
   Tony Hill


By:s/Michael E. Jesanis
   ______________________________________________
   Michael E. Jesanis


By:s/Nancy B. Kellogg
   ______________________________________________
   Nancy B. Kellogg


By:s/Cheryl A. LaFleur
   ______________________________________________
   Cheryl A. LaFleur


By:s/Marc F. Mahoney
   ______________________________________________
   Marc F. Mahoney


By:s/James P. Meehan
   ______________________________________________
   James P. Meehan


By:s/Kwong O. Nuey
   _______________________________________________
   Kwong O. Nuey


By:s/Kirk L. Ramsauer
   ______________________________________________
   Kirk L. Ramsauer


By:s/Lawrence J. Reilly
   ______________________________________________
   Lawrence J. Reilly


By:s/Thomas G.Robinson
   ______________________________________________
   Thomas G. Robinson


By:s/Michael F. Ryan
   ______________________________________________
   Michael F. Ryan


By:s/Terry L. Schwennesen
   ______________________________________________
   Terry L. Schwennesen


By:s/Richard P. Sergel
   ______________________________________________
   Richard P. Sergel



By:s/Paul J. Taglianetti
   ______________________________________________
   Paul J. Taglianetti

By:s/Robert K. Wulff
   ______________________________________________
   Robert K. Wulff

By:s/Jennifer K. Zschokke
   ______________________________________________
   Jennifer K. Zschokke

Date: January 30, 2001